CLASS Y SHAREHOLDER SERVICE AGREEMENT

This agreement, dated as of November 13, 2003, is by and between AXP Market Advantage Series, Inc., (the "Corporation"), a Minnesota corporation, on behalf of its underlying series AXP Portfolio Builder Conservative Fund, AXP Portfolio Builder Moderate Conservative Fund, AXP Portfolio Builder Moderate Fund, AXP Portfolio Builder Moderate Aggressive Fund, AXP Portfolio Builder Aggressive Fund and AXP Portfolio Builder Total Equity Fund (individually a "Fund" and collectively the "Funds"), and American Express Financial Advisors Inc. ("AEFA"), the principal underwriter of the Funds, for services to be provided to shareholders of Class Y of the Funds by AEFA and other servicing agents.

AEFA represents that shareholders consider personal service a significant factor in their satisfaction with their investment. AEFA represents that fees paid by the Funds will be used to help shareholders thoughtfully consider their investment goals and objectively monitor how well the goals are being achieved.

Each Fund agrees to pay AEFA a fee equal to 0.10 percent of the net asset value of Class Y shares. The Funds agree to pay the fee to AEFA in cash within five
(5) business days after the last day of each month.

AEFA agrees to provide the Funds annually with a budget covering its expected costs and a quarterly report of its actual expenditures. AEFA agrees to meet with representatives of the Funds at their request to provide information as may be reasonably necessary to evaluate its performance under the terms of this agreement.

This agreement shall continue in effect for a period of more than one year so long as it is reapproved at least annually by a vote of the members of the Board who are not interested persons of the Funds and have no financial interest in the operation of the agreement, and of all the members of the Board.

This agreement may be terminated at any time without payment of any penalty by a vote of a majority of the members of the Board who are not interested persons of the Funds and have no financial interest in the operation of the agreement, or by AEFA. The agreement will terminate automatically in the event of its assignment, as that term is defined in the Investment Company Act of 1940. This agreement may be amended at any time provided the amendment is approved in the same manner the agreement was initially approved and the amendment is agreed to by AEFA.


This agreement shall be governed by the laws of the State of Minnesota.
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AXP MARKET ADVANTAGE SERIES, INC.              AMERICAN EXPRESS
   AXP Portfolio Builder Conservative Fund     FINANCIAL ADVISORS INC.
   AXP Portfolio Builder Moderate
       Conservative Fund
   AXP Portfolio Builder Moderate Fund
   AXP Portfolio Builder Moderate
       Aggressive Fund
   AXP Portfolio Builder Aggressive Fund
   AXP Portfolio Builder Total Equity Fund



/s/ Leslie L. Ogg                              /s/ Ward D. Armstrong
-----------------------                        ------------------------
    Leslie L. Ogg                                  Ward D. Armstrong
    Vice President                                 Senior Vice President --
                                                   Retirement Services and Asset
                                                   Management